Exhibit (a)(5)(AA)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

LOGAN SMITH,	Case No:

Plaintiff,
JURY TRIAL DEMANDED
v.

AEROHIVE NETWORKS, INC., DAVID
K. FLYNN, FRANK MARSHALL,
INGRID BURTON, REMO CANESSA,
CURT E. GARNER, JOHN GORDON
PAYNE, and CONWAY RULON-MILLER,

Defendants.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Plaintiff Logan Smith (“Plaintiff”), by Plaintiff’s undersigned attorneys, for Plaintiff’s complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff’s attorneys.

NATURE OF THE ACTION

1.    This is an action against Aerohive Networks, Inc. (“Aerohive” or the “Company”) and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a), and Rule 14d-9 promulgated thereunder by SEC, 17 C.F.R. § 240.14d-9, in connection with Extreme Networks, Inc.’s (“Extreme Networks”) proposed acquisition of Aerohive (the “Proposed Transaction”).

JURISDICTION AND VENUE

2.    The claims asserted herein arise under and pursuant to Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act (15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a)) and Rule 14d-9 promulgated thereunder by the SEC (17 C.F.R. § 240.14d-9).

3.    This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

4.    Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)) as a substantial portion of the transactions and wrongs complained of herein had an effect in this District and/or the Company is incorporated in and/or conducts business in this District.

5.    In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6. Plaintiff is, and has been at all relevant times hereto, an owner of Aerohive common stock.

7.    Defendant Aerohive, together with its subsidiaries, designs and develops cloud networking and enterprise Wi-Fi solutions worldwide. Aerohive is incorporated in Delaware with principal executive offices located in Milpitas, California. Aerohive’s common stock trades on the New York Stock Exchange under the ticker symbol, “HIVE.”

8.    Defendant David K. Flynn (“Flynn”) is Chief Executive Officer, President, and Chairman of the Board of Aerohive.

9.    Defendant Frank Marshall (“Marshall”) is a director of Aerohive and serves as its lead independent director.

10.    Defendant Ingrid Burton (“Burton”) is a director of Aerohive.

11.    Defendant Remo Canessa (“Canessa”) is a director of Aerohive.

12.    Defendant Curtis E. Garner (“Garner”) is a director of Aerohive.

13.    Defendant John Gordon Payne (“Payne”) is a director of Aerohive.

14.    Defendant Conway Rulon-Miller (“Rulon-Miller”) is a director of Aerohive.

15.    Defendants Flynn, Marshall, Burton, Canessa, Garner, Payne, and Rulon-Miller are collectively referred to herein as the “Individual Defendants.”

16.    Defendants Aerohive and the Individual Defendants are collectively referred to herein as the “Defendants.”

SUBSTANTIVE ALLEGATIONS

A.	The Proposed Transaction

17.    On June 26, 2019, Aerohive and Extreme Networks issued a press release announcing that they had entered into a definitive merger agreement. According to the press release, Extreme Networks would commence a cash tender offer to purchase all outstanding shares of Aerohive common stock for $4.45 per share. The press release states, in pertinent part:

Extreme Networks to Acquire Aerohive Networks

Acquisition Extends Extreme’s Leadership in Cloud Management and Wireless Networking, Adding Strong Subscription and Services Business

NEWS PROVIDED BY

Extreme Networks, Inc.

Jun 26, 2019, 06:30 ET

SAN JOSE, Calif., and MILPITAS, Calif., June 26, 2019 /PRNewswire/ — Extreme Networks, Inc. (Nasdaq: EXTR), a software-driven networking company, and Aerohive Networks (NYSE: HIVE), a pioneer in cloud-managed networking, today announced they have entered into a definitive agreement under which Extreme will acquire all of the outstanding shares of common stock of Aerohive at a price of $4.45 per share in cash, representing an aggregate purchase price of approximately $272 million. Accounting for Aerohive’s net cash balance of $62 million at the end of March, the deal is equivalent to an enterprise value of $210 million. The acquisition of Aerohive will add critical cloud management and edge capabilities to Extreme’s portfolio of end-to-end, edge to cloud networking solutions. It will provide a strong subscription revenue stream and strengthen Extreme’s position in wireless LAN at a critical technology transition to Wi-Fi 6. Extreme expects the acquisition to be accretive to non-GAAP earnings per share starting in fiscal year 2020.

Aerohive is a leader in cloud management, AI and machine learning. It was among the first companies to offer controller-less Wi -Fi and cloud network management, including cloud-managed Wi- Fi and network access control (NAC), and today is the second leading provider of Cloud Managed Wireless LAN Services1. It recently delivered the industry’s first trio of Wi-Fi 6 access points, along with the industry’s first pluggable access point. Aerohive has a global footprint of 30,000 cloud wireless LAN customers in verticals including education, healthcare, state and local government, and retail. This acquisition will bring new automation and intelligence capabilities to Extreme’s Elements portfolio. It will expand Extreme’s technology leadership in Wi-Fi and NAC, adding cloud-managed Wi-Fi and NAC solutions to complement its on-premises Wi-Fi and NAC technology, driving Extreme deeper into key verticals and presenting numerous opportunities for cross-sell and up-sell within the combined portfolios.

*        *        *

Terms of the Agreement

The acquisition is structured as an all-cash tender offer for all outstanding common stock of Aerohive, followed by a merger of a wholly-owned subsidiary of Extreme with and into Aerohive. Under the terms of the merger agreement, Extreme will commence a tender offer to acquire all of the outstanding shares of Aerohive’s common stock at a price of $4.45 per share in cash, representing an aggregate purchase price of $272 million, plus the assumption of unvested options and restricted stock units. The Board of Directors of both Extreme and Aerohive have unanimously approved the terms of the merger agreement, and the Board of Directors of Aerohive has resolved to recommend that Aerohive’s stockholders accept the offer once it is commenced. The acquisition is not subject to a financing condition and Extreme expects to fund the acquisition from a combination of available cash and committed debt financing. The acquisition is subject to customary conditions, including the tender of the majority of the outstanding shares of Aerohive’s common stock and regulatory approvals in the U.S. and Germany. The acquisition is expected to close during Extreme’s first quarter of the fiscal year 2020.

Latham & Watkins LLP acted as legal advisor to Extreme. Evercore Group LLC acted as financial advisor to Aerohive and Wilson Sonsini Goodrich & Rosati, Professional Corporation acted as legal advisor to Aerohive.

Executive Perspectives

Ed Meyercord, President and CEO, Extreme Networks

“The acquisition of Aerohive establishes our leadership in cloud, AI, and ML, adding a proven and mature cloud services platform and subscription service model for Extreme’s customers and partners. Extreme continues to invest in software and AI to expand the automation capabilities across our portfolio of edge-to-cloud networking solutions. The ability to improve user experiences, lower operating expenses, and deliver cloud-managed networks is key to our strategy.”

*        *        *

David Flynn, President and CEO of Aerohive

“This acquisition by Extreme is a major milestone for Aerohive. The role that cloud-managed technology plays in modern enterprises is impossible to overstate – it is where digital transformation is won and lost. Aerohive’s expertise and excellence in cloud management and edge technology, combined with Extreme’s extensive solutions portfolio and continued investment in software and AI for automation, gives our customers the most advanced digital experiences in the market. Together we will push networking into a new era – making infrastructure smarter, more autonomous, and the driver of business value.”

18.    On July 12, 2019, Aerohive filed a Schedule 14D-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Exchange Act (the “Solicitation Statement”) with the SEC in connection with the Proposed Transaction.

B.	The Solicitation Statement Contains Materially False and Misleading Statements and Omissions

19.    The Solicitation Statement, which recommends that Aerohive shareholders tender their shares to Extreme Networks in connection with the Proposed Transaction, omits and/or misrepresents material information concerning: (i) Aerohive’s financial projections; (ii) the financial analyses performed by Aerohive’s financial advisor, Evercore Group L.L.C. (“Evercore”), in connection with its fairness opinion; and (iii) the sales process leading up to the Proposed Transaction.

20.    The omission of the material information (referenced below) renders the following sections of the Solicitation Statement false and misleading, among others: (i) Recommendation of the Board; (ii) Reasons for the Board’s Recommendation; (iii) Projected Financial Information; and (iv) Opinion of Aerohive’s Financial Advisor.

21.    Extreme Networks’s tender offer is set to expire on August 8, 2019 (the “Expiration Date”). It is imperative that the material information that was omitted from the Solicitation Statement be disclosed to the Company’s shareholders prior to the Expiration Date to enable them to make an informed decision as to whether to tender their shares. Plaintiff may seek to enjoin Defendants from closing the tender offer or the Proposed Transaction unless and until the material misstatements and omissions (referenced below) are remedied. In the event the Proposed Transaction is consummated, Plaintiff may seek to recover damages resulting from Defendants’ misconduct.

1. Material Omissions Concerning Aerohive’s Financial Projections

22.    The Solicitation Statement omits material information concerning Aerohive’s financial projections.

23.    The Solicitation Statement states that “Aerohive’s management prepared a revised operating plan for calendar year 2019 in conjunction with financial projections for calendar years 2019 through 2021, which were, in connection with the financial analysis conducted by Evercore . . . later extrapolated out to 2023 by Aerohive’s management[.]” These financial projections and extensions are collectively referred to herein as the “Projections.”

24.    The Solicitation Statement, however, fails to disclose a reconciliation of all non-GAAP to GAAP metrics for the Projections.

25.    When a company discloses non-GAAP financial metrics in a Solicitation Statement that was relied upon by its board in recommending that shareholders tender their shares pursuant to a tender offer, the company must also disclose all projections and information necessary to make the non-GAAP metrics not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial metrics disclosed or released with the most comparable financial metrics calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100. The SEC has increased its scrutiny of a company’s use of non-GAAP financial measures as such measures can be misleading and “crowd out” more reliable GAAP information.1

26.    Accordingly, in order to cure the materially misleading nature of Aerohive’s projections, Defendants must provide a reconciliation table of the aforementioned non-GAAP metrics to their most comparable GAAP metrics.

27.    The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Aerohive shareholders.

2. Material Omissions Concerning Evercore’s Financial Analyses

28.    In connection with the Proposed Transaction, the Solicitation Statement omits material information concerning analyses performed by Evercore.

[1]

Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html (footnotes omitted) (last visited July 10, 2019) (“And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures.”).

29.    The Solicitation Statement fails to disclose the following concerning Evercore’s “Discounted Cash Flow Analysis”: (1) the terminal value for Aerohive; (2) the individual inputs and assumptions underlying (i) the discount rates ranging from 11.5% to 13.5%, based on an estimate of Aerohive’s weighted average cost of capital, and (ii) the perpetuity growth rate of 2.5% to 4.5%; and (3) Aerohive’s net debt.

30.    The Solicitation Statement fails to disclose the following concerning Evercore’s “Selected Public Companies Trading Multiples”: (1) Evercore’s rationale for using the limited number of selected companies as comparable companies to Aerohive; (2) the financial metrics for each company selected by Evercore; and (3) the inputs and assumptions underlying Evercore’s calculation of the enterprise values of the selected public companies.

31.    The Solicitation Statement fails to disclose the following concerning Evercore’s “Precedent Transaction Analysis”: (1) Evercore’s rationale for selecting precedent transactions for which Evercore states there was no publicly available data (notated in Solicitation Statement as “NA—Not Available”), how these transactions could provide precedent without this data, and how the absence of this data impacted Evercore’s analysis; (2) the underlying financial metrics for each transaction selected by Evercore; and (3) the premiums paid in each transaction, to the extent relied upon by Evercore.

32.    The Solicitation Statement fails to disclose the following concerning Evercore’s “Premium Paid Analysis”: (1) each transaction “reviewed and analyzed” by Evercore; and (2) the individual premiums paid in each transaction utilized by Evercore.

33.    The Solicitation Statement fails to disclose the following concerning Evercore’s “Research Analyst Price Targets”: (1) the price targets for Aerohive observed by Evercore in the analysis; and (2) the sources of those price targets.

34. The valuation methods, underlying assumptions, and key inputs used by Evercore in rendering its purported fairness opinion must be fairly disclosed to Aerohive shareholders. The description of Evercore’s fairness opinion and analyses, however, fails to include key inputs and assumptions underlying those analyses. Without the information described above, Aerohive shareholders are unable to fully understand Evercore’s fairness opinion and analyses, and are thus unable to determine how much weight, if any, to place on it in determining whether to tender their shares to Extreme Networks. This omitted information, if disclosed, would significantly alter the total mix of information available to Aerohive shareholders.

3.	Material Omissions Concerning the Sales Process Leading to the Proposed Transaction

35.    The Solicitation Statement omits material information concerning the sales process leading up to the Proposed Transaction.

36.    The Solicitation Statement discloses that Aerohive entered into a non-disclosure agreement with “Party C” that “included a customary standstill provision” that would terminate if Aerohive entered into a definitive agreement for a change of control transaction. Similarly, the Solicitation Statement discloses that Aerohive entered into a non-disclosure agreement with Extreme Networks “which did not contain a standstill provision[.]”

37.    The Solicitation Statement discloses that Aerohive and “Party B entered into a letter agreement extending to April 1, 2020 the terms of a previously executed non-disclosure agreement.”

38.    Unlike the Solicitation Statement’s specific disclosure of: (i) the standstill provision in Party C’s non-disclosure agreement with Aerohive; and (ii) the absence of a standstill provision in Extreme Networks’s non-disclosure agreement with Aerohive, the Solicitation Statement fails to disclose whether the agreement between Aerohive and Party B included a standstill provision, and whether that standstill contained a “don’t ask, don’t waive” provision (including its time of enforcement) that would preclude Party B from making a superior proposal for Aerohive. Indeed, in May 2019, Party B indicated an interest to purchase Aerohive for as high as $4.30 per share.

39.    Without this information, Aerohive shareholders may have the mistaken belief that Party B was or is permitted to submit superior proposals for the Company, when in fact it is or was contractually prohibited from doing so. This information is material because a reasonable Aerohive shareholder would want to know, prior to tendering their shares to Extreme Networks, whether Party B is or was foreclosed from submitting a superior proposal.

40.    The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Aerohive shareholders.

COUNT I

For Violations of Section 14(e) of the Exchange Act

Against All Defendants

41.    Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

42.    Section 14(e) of the Exchange Act states, in relevant part:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

43.    During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(e) of the Exchange Act.

44.    Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(e) of the Exchange Act. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

45.    The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

46.    Defendants acted knowingly or with deliberate recklessness in filing or causing the filing of the materially false and misleading Solicitation Statement.

47.    By reason of the foregoing, Defendants violated Section 14(e) of the Exchange Act.

48.    Because of the false and misleading statements in the Solicitation Statement, Plaintiff is threatened with irreparable harm.

COUNT II

For Violations of Section 14(d)(4) of the Exchange Act and Rule 14d-9 Promulgated

Thereunder

Against All Defendants

49.    Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

50.    Defendants caused the Solicitation Statement to be issued with the intent to solicit shareholder support for the Proposed Transaction.

51.    Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) states, in relevant part:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

52.    SEC Rule 14d-9(d), adopted to implement Section 14(d)(4) of the Exchange Act, states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

53.    In accordance with SEC Rule 14d-9, Item 8 of Schedule 14D-9 requires that a company:

Furnish such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

54.    During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9.

55.    Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

56.    Defendants acted knowingly or with deliberate recklessness in filing the materially false and misleading Solicitation Statement which omitted material information.

57.    The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

COUNT III

Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

58.    Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

59.    The Individual Defendants acted as control persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their senior positions as officers and/or directors of the Company and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the false and misleading Solicitation Statement.

60.    Each of the Individual Defendants was provided with or had unlimited access to copies of the Solicitation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Solicitation Statement, and to correct promptly any public statements issued by the Company which were or had become materially false or misleading.

61.    In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Individual Defendants were provided with or had unlimited access to copies of the Solicitation Statement and had the ability to prevent the issuance of the statements or to cause the statements to be corrected. The Solicitation Statement at issue contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. Thus, the Individual Defendants were directly involved in the making of the Solicitation Statement.

62.    In addition, as the Solicitation Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Proposed Transaction. The Solicitation Statement purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the Individual Defendants.

63.    By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

64.    As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e), 14(d)(4), and Rule 14d-9 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, the Company’s shareholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.    Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and the tender offer in connection with the Proposed Transaction, unless and until Defendants disclose and disseminate the material information identified above to the Company’s shareholders;

B.    In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding Plaintiff rescissory damages;

C.    Declaring that Defendants violated Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder;

D.    Awarding Plaintiff reasonable costs and expenses incurred in this action, including counsel fees and expenses and expert fees; and

E.    Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: July 22, 2019	Respectfully submitted,

Of Counsel:	FARNAN LLP

Zachary Halper	/s/ Michael J. Farnan
Daniel Sadeh	Brian E. Farnan (Bar No. 4089)
HALPER SADEH LLP	Michael J. Farnan (Bar No. 5165)
375 Park Avenue, Suite 2607	919 N. Market Street, 12th Floor
New York, NY 10152	Wilmington DE 19801
Telephone: (212) 763-0060	Telephone: (302) 777-0300
Facsimile: (646) 776-2600	Facsimile: (302) 777-0301
Email: zhalper@halpersadeh.com	Email: bfarnan@farnanlaw.com
Email: sadeh@halpersadeh.com	Email: mfarnan@farnanlaw.com

Counsel for Plaintiff